[SPIRIT LETTERHEAD]

[December 8, 2010]

VIA FACSIMILE ((703)-813-696)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549-6010 Attention: Lynwood Shenk and Patrick Kuhn	Confidential Treatment Requested Under 17 C.F.R. §§ 200.80(b)(4), 200.83 and 230.406

Re:	Spirit Airlines, Inc.
Registration Statement on Form S-1
File No. 333-169474

Dear Mr. Shenk and Mr. Kuhn:

Spirit Airlines, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Commission on September 17, 2010 (as amended, the “Registration Statement”), is hereby providing, subject to a request for confidential treatment, the additional documentation requested by the Staff during our last conference call with the Staff on [Thursday, December 2, 2010] and supplements to our prior responses regarding our accounting for maintenance reserves related to our aircraft. The documentation and analysis is attached hereto as Annex 1.

Please do not hesitate to contact me by telephone at (954) 447-8040 or by facsimile at (248) 727-2675 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Edmundo Miranda
Edmundo Miranda Controller

Enclosure

cc:	David Lancelot, Spirit Airlines, Inc.

Thomas C. Canfield, Spirit Airlines, Inc.

Anthony J. Richmond, Latham & Watkins LLP

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.

ANNEX 1

All references to 08-03 are intended to refer to the guidance in ASC 840 and are being used for ease of reference.

In connection with the adoption of 08-03, the Company performed the following analysis:

1.	The Company together with its internal legal team analyzed the terms of its lease agreements to determine whether maintenance deposits were “refundable” in the event that the cost of the underlying maintenance event was less than the maintenance deposits paid to the lessor for the referenced maintenance event.

2.	For those lease agreements ***** which contained provisions which made the maintenance deposits non-refundable, the Company:

•

Made an overall assessment of the lease to ascertain if the lease had been intentionally structured to use the maintenance deposit reserve provisions as supplemental rent to the lessor. Based on the Company’s review, the Company determined that this was not the case. The Company considered the EITF staff’s comment letter response regarding 08-03, where the EITF staff indicated that they deliberately decided not to mandate a method for the analysis but rather to allow for judgment based on the specific facts and circumstances. The factors considered by the Company included:

1.	The contractual lease rates in the lease agreement were determined to be consistent with market rates at the time the lease was negotiated and executed.

2.	The maintenance deposit payments (which are derived based on expected usage and contractual rates) were negotiated by the Company to be less than the expected cost of the required expected maintenance. As such, the contractual deposit rates based on usage in all cases would be less than the contractual rates the Company has in place with third parties in “power-by-the-hour” agreements that obligate the third party to perform the referenced maintenance.

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.

3.	Based on these facts, the Company concluded that through the date of the first scheduled maintenance event, it did not expect any payments made for deposits to be outside the scope of 08-03, and did not believe the analysis would need to be extended past the first scheduled maintenance event (as all payments prior to that period would be fully recovered).

•

At the request of the SEC, the Company is providing the analysis that was prepared at adoption of EITF 08-3 which analyzed the projected deposit payment rates compared to the projected maintenance rates for the entire lease term (See Exhibit A) to determine if expected maintenance deposit payments are probable of recovery. Based on this analysis, the Company concluded:

•	All such amounts are probable of recovery except for those deposits which are payable in years 12-15 of its lease terms,

•

Maintenance deposit payments for years 12 -15 are contingent rents, but are not yet probable of payment. As such, contingent rents based on usage are expensed as incurred (not anticipated). The Company supported this conclusion by reference to the Codification as follows:

1.	ASC 840-10-25-35: “A lessee shall recognize contingent rental expense (in annual periods as well as in interim periods) before the achievement of the specified target that triggers the contingent rental expense, provided that achievement of that target is considered probable.”

2.	ASC 840-20-25-2b: “Contingent rentals. Increases or decreases in rentals that are dependent on future events such as future sales volume, future inflation, future property taxes, and so forth, are contingent rentals that affect the measure of expense or income as accruable, as specified by paragraph 840-10-25-4.”

3.	ASC 840-10-25-4: “This guidance addresses what constitutes minimum lease payments under the minimum-lease-payments criterion in paragraph 840-10-25-1(d) from the perspective of the lessee and the lessor. Lease payments that depend on a factor directly related to the future use of the leased property, such as machine hours of

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.

use or sales volume during the lease term, are contingent rentals and, accordingly, are excluded from minimum lease payments in their entirety. (Example 6 [see paragraph 840-10-55-38] illustrates this guidance.) However, lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, shall be included in minimum lease payments based on the index or rate existing at lease inception; any increases or decreases in lease payments that result from subsequent changes in the index or rate are contingent rentals and thus affect the determination of income as accruable. (Example 7 [see paragraph 840-10-55-39] illustrates this guidance.)”

In concluding that our contingent rental payments (payments in years 12-15) were not probable, we considered:

•

The ability to reasonably project aircraft usage and maintenance costs over a 12-15 year time horizon is not practical. For instance usage of the Company’s aircraft increased by over 40% on average from 2006 to 2007.

•

The Company has the ability to impact the recoverability of maintenance deposits as it directly and unilaterally can manage aircraft and engine usage, swap engines and in certain instances manage the term of the lease to maximize economic benefits under the contractual provisions of the lease.

In summary, the Company believes that it has complied with the provisions of EITF 08-03 and that its accounting policy is in accordance with generally accepted accounting principles in the United States.

Exhibit A: Analysis prepared at adoption of EITF 08-3 for *****.

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.

EXHIBIT A

******

***** Confidential portions of the material have been omitted and filed separately with the Securities and Exchange Commission.